NEWS RELEASE January 15, 2008 Symbol: Canada TSX.V – TVC Frankfurt – TGP

Tournigan Hits Uranium in Wyoming

Vancouver, January 15, 2008 – Tournigan Gold Corporation (TVC:TSX-V; TGP: Frankfurt) has received positive results from its drilling on the UT Claims located in the Great Divide Basin in Wyoming. Uranium mineralization was encountered in 15 of the 49 rotary holes in its 6,692 meter first phase exploration drill programme. Highlights from the gamma log radiometric readings include:

UT-008 with 0.076% eU308* over 3.1 metres (10 ft);
UT-020 with 0.050% eU308 over 3.4 metres (11 ft), and
UT-044 with 0.067% eU308 over 3.1 metres (10 ft).

        (*eU308: radiometric equivalent of uranium content)

Detailed results are found in the table below. A map of the claims area with drill locations can be found in Appendix A or by visiting www.tournigan.com.

"We are highly encouraged by the preliminary results from our UT Claims," said Tournigan President, James Walchuck. "Our radiometric readings were obtained from an area known to contain uranium mineralization through historic drilling by Rocky Mountain Energy in the 1970’s and early 80’s. Further exploration in this area is definitely warranted."

Tournigan drilled the 49 holes on 122 metre (400 foot) centers. Management believes the mineralized intercepts represent portions of at least two shallow roll fronts1 which may be extractable by surface mining or by in-situ recovery (ISR) methods. Additionally, Tournigan drilled five core holes in order to twin holes containing the most significant mineralization in the UT claims. Furthermore, step out holes were also drilled along the southern continuation of the UT mineralization, referred to as the CR trend, and are under analysis.

In late spring, Tournigan will begin a second phase drilling program consisting of both infill and step out drill holes. The design of this exploration program is underway utilizing the results from the first phase of drilling.

12th Floor, 570 Granville Street, Vancouver BC Canada V6C 3P1
Tel: (604) 683 8320 Fax: (604) 683 8340 Email: info@tournigan.com

Significant Geological Gamma Log Intercepts

Drill	From	To	Thickness	Average Grade	GxT (2)	GxT (3)
Hole	(metres)	(metres)	(metres)	(% e U3O8)	(%metres)	(%feet)

UT-001	73.8	74.7	0.91	0.047%	0.043	0.140
"	86.4	87.5	1.07	0.054%	0.058	0.190
Incl’d	87.2	87.5	0.30	0.113%	0.034	0.111
UT-002	51.7	52.3	0.61	0.032%	0.020	0.064
UT-008	59.5	62.6	3.05	0.076%	0.232	0.760
Incl’d	60.0	62.5	2.43	0.084%	0.204	0.670
UT-009	62.5	63.1	0.61	0.038%	0.023	0.076
UT-018	66.8	68.6	1.83	0.040%	0.073	0.240
Incl’d	67.2	68.4	1.22	0.056%	0.068	0.224
UT-019	65.7	68.6	2.90	0.028%	0.081	0.266
Incl’d	66.1	67.7	1.52	0.043%	0.065	0.214
Incl’d	66.3	67.2	0.90	0.059%	0.053	0.174
UT-020	63.2	66.6	3.35	0.050%	0.168	0.549
Incl’d	66.0	66.6	0.61	0.125%	0.076	0.250
Incl’d	63.9	66.6	2.74	0.058%	0.159	0.521
UT-024	74.2	75	0.76	0.025%	0.019	0.062
UT-027	51.1	51.7	0.61	0.024%	0.015	0.048
UT-031	64.2	65.1	0.91	0.029%	0.026	0.087
UT-034	84.9	86.6	1.68	0.030%	0.050	0.165
"	88.5	89.3	0.76	0.020%	0.015	0.050
UT-039	82.4	83.2	0.76	0.023%	0.017	0.057
UT-042	74.2	75.3	1.07	0.030%	0.032	0.105
UT-044	54.1	57.2	3.05	0.067%	0.204	0.670
UT-049	49.7	50.6	1.07	0.027%	0.029	0.095

Notes:

2 Grade x Thickness factor - (% eU3O8 x thickness in metres).
3 Grade x Thickness factor - (% eU3O8 x thickness in feet).

The uranium grade referred to above is reported as equivalent uranium (eU3O8) as determined by downhole radiometric logging equipment. This method of determining the equivalent uranium grade is very common in these types of deposits. Tournigan drilled an additional five conventional core drill holes to twin five of the holes containing the most significant results. These twin holes were drilled in order to increase the accuracy of the disequilibrium coefficient – a mathematical means of equating gamma log readings to % U3O8.

W. T. Cohan, P. Eng., Tournigan's consulting engineer, and the Qualified Person as defined by National Instrument 43-101, has reviewed and approved the technical disclosure contained herein.

12th Floor, 570 Granville Street, Vancouver BC Canada V6C 3P1
Tel: (604) 683 8320 Fax: (604) 683 8340 Email: info@tournigan.com

Sweetwater acquisition and restated financial statements

The drill programme on the UT Claims was conducted through its option agreement with Sweetwater River Resources LLC. Subsequent to the release dated Oct 12, 2007, the Canada Revenue Agency ("CRA") has notified Tournigan that the completion of Tournigan’s acquisition of Sweetwater River Resources LLC ("Sweetwater") will not prejudice Tournigan's application for a favourable advance tax ruling in respect of its proposed reorganization announced May 28, 2007. Tournigan and Sweetwater have agreed to extend their acquisition agreement to February 15, 2008.

(1) Roll Front Description

Roll front uranium deposits are formed in saturated permeable sandstones. Groundwater flows through these host rocks carrying dissolved uranium and other metals such as molybdenum, vanadium, selenium, and arsenic. These metals precipitate out when the groundwater flow crosses an oxidation/reduction interface in the sandstone. This forms a crescent-shaped deposit known as a roll front.

About Tournigan

Tournigan has built a portfolio of highly prospective uranium and gold properties in both Europe and North America. Tournigan is a mineral resource company with a focus on developing its best projects. Tournigan has obtained licenses in countries that are economically and politically stable, have good infrastructure, and a highly educated population.

On behalf of the Board of Directors of

TOURNIGAN GOLD CORPORATION

        "James Walchuck"

James Walchuck, President and CEO

Forward-looking statements: Certain of the statements made herein, including any information as to the Corporation’s future financial or operating performance, may be forward-looking and subject to important risk factors and uncertainties, many of which are beyond the Corporation’s ability to control or predict. Forward-looking statements are necessarily based on a number of estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, among others: gold and uranium price volatility; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, the United States, Slovakia or other countries in which the Corporation does or may carry on business in the future; risks of sovereign investment; the speculative nature of gold and uranium exploration and development, including the risks of obtaining necessary licenses and permits; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property. In addition, there are risks and hazards associated with the business of gold and uranium exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance, to cover these risks), as well as the factors described or referred to in reports filed by the Corporation with the Canadian securities administrators. Accordingly, readers should not place undue reliance on forward-looking statements. The Corporation undertakes no obligation to update publicly or release any revisions to forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

For further information please contact:
Knox Henderson, Tournigan Investor Relations, at +(604) 637-3563, or visit www.tournigan.com

12th Floor, 570 Granville Street, Vancouver BC Canada V6C 3P1
Tel: (604) 683 8320 Fax: (604) 683 8340 Email: info@tournigan.com

4,674,000 mN
4,673,500 mN
4,673,000 mN
4,672,500 mN
4,672,000 mN
720,000 mE
720,500 mE
721,000 mE
721,500 mE
31
6
UT
5ft 0.043% eU3O8
11ft 0.05% eU3O8
10ft 0.067% eU3O8
10ft 0.076% eUO8
5.5ft 0.03% eU3O8
001
002
003
004
005
006
007
008
009
010
011
012
013
014
015
016
017
018
019
020
021
022
023
024
025
026
027
028
029
030
031
032
033
034
035
036
037
038
039
040
041
042
043
044
045
046
047
048
049
Legend
UT Drill Hole Locations
Drill Hole Location
Survey Control POint
Drill Hole w/ Significant Intercept
Claim Block Outline
Claim Boundary
Sweetwater River Resources
Tournigan USA
WGDB - CR - UT Project
Drill Hole Location Map &
Significant Intercepts Map
0
100
200
400

WGDB - CR - UT Project: Significant Intercepts

Drill Hole	From (m)	To (m)	Interval (m)	% eU3O8 Grade
UT-001	73.8	74.7	0.91	0.047%
	86.4	87.5	1.07	0.054% incl 1.0ft 0.113%
UT-002	51.7	52.3	0.61	0.032%
UT-008	59.5	62.6	3.05	0.076% incl 8ft 0.084%
UT-009	62.5	63.1	0.61	0.038%
UT-018	66.8	68.6	1.83	0.040% incl 4ft 0.056%
UT-019	65.7	68.6	2.90	0.028% incl 5.0ft 0.043%, 3.0ft 0.059%
UT-020	63.2	66.6	3.35	0.05% incl 2.0 ft 0.125%, 9.0ft 0.058%
UT-024	74.2	75.0	0.76	0.025%
UT-027	51.1	51.7	0.61	0.024%
UT-031	64.2	65.1	0.91	0.029% incl 1.0ft 0.04%
	77.1	77.4	0.30	0.024%
UT-033	64.0	64.5	0.46	0.022%
UT-034	62.0	62.5	0.46	0.019%
	84.9	86.6	1.68	0.03% incl 2.5 ft 0.04%
	88.5	89.3	0.76	0.02%
UT-039	82.4	83.2	0.76	0.023% incl 1.0ft 0.03%
UT-042	74.2	75.3	1.07	0.03% incl 2.0ft 0.04%
UT-044	54.1	57.2	3.05	0.067% incl 7.0ft 0.09%, 1.0ft 0.134%
UT-045	66.5	67.8	1.37	0.013%
UT-046	40.2	41.1	0.91	0.014%
UT-048	62.8	63.1	0.30	0.014%
UT-049	49.7	50.7	1.07	0.027%